Steven M. Skolnick Partner 1251 Avenue of the Americas New York NY 100220 T 646 414 6947 F 973 597 2477 sskolnick@lowenstein.com

April 30, 2014

VIA FEDEX

Brian Soares

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roka Bioscience, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 28, 2014

CIK No. 0001472343

Dear Mr. Soares:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated April 11, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to draft Registration Statement on Form S-1, submitted confidentially on March 28, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting to the Staff today an amended draft of the Registration Statement (the “Amendment”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Brian Soares

April 30, 2014

The Company has authorized us to respond to the Comment Letter as follows:

Company Overview, page 1

1. If your current business consists of using Gen-Probe’s intellectual property that you mention in the last sentence beginning on page 1 to (1) place equipment that you purchase from Gen-Probe and (2) sell related consumables composed of supplies that you purchase primarily from Gen-Probe for detection of foodborne pathogens, please:

•	say so clearly, directly and prominently in this section of your prospectus, and

•	remove any implication that the rights from Gen-Probe include only a portion of the material intellectual property that underlies your current business

The Company respectfully advises the Staff that while the Company has internally developed its Atlas Detection Assays through the use of certain proprietary molecular technologies licensed from Gen-Probe pursuant to its license agreement with Gen-Probe, such rights from Gen-Probe are not the only material intellectual property that underlie the Company’s business. The Company has developed its own intellectual property and has filed patent applications for certain compositions and methods related to its assays and uses such developments in the Company’s current business. In response to the Staff’s comment, the Company added disclosure to the Amendment to clarify that the Company purchases certain proprietary reagents and universal reagents from Gen-Probe that the Company uses to manufacture its Atlas Detection Assays and that it purchases the Atlas instrument and certain proprietary consumables from Gen-Probe.

Company Overview, page 1

2. We note your response to prior comment 3. Please tell us why you believe that it is appropriate to highlight the FDA as a named customer in this section. In your response, please tell us the percentage of your sales attributable to the FDA. Also, please balance your summary disclosure about numerous customers to provide equally prominent disclosure of the extent of your reliance on two customers currently mentioned on page 14.

In response to the Staff’s comment, the Company removed reference to the FDA in the prospectus summary and revised its disclosure elsewhere in the Amendment to include all the customers who generate 10% or more of the Company’s revenue in the Amendment. The Company supplementally advises the Staff that the Company sold an Atlas instrument to the FDA in December 2013 and the FDA is currently in the process of installing and validating the Atlas instrument for use in the FDA’s own regulatory testing. Although to date the Company has not sold any Atlas Detection Assays to the FDA, the Company expects to sell Atlas Detection Assays to the FDA once the installation and validation is complete.

Brian Soares

April 30, 2014

Commercialization Strategy, page 5

3. Please reconcile your disclosure here regarding high-volume with the references to low to mid volume in exhibit 10.24.

The Company respectfully advises the Staff that the relative terms “high-volume” and “low to mid volume” reflect different expectations regarding the number of tests per instrument per day. The Company respectfully advises the Staff that the reference to “low to mid volume” in Exhibit 10.24 relates to Gen-Probe’s characterization of its Panther instrument. We believe that Gen-Probe refers to its Panther instrument as “low to mid volume” by way of comparison to its Tigris instrument, which is the first instrument Gen-Probe commercialized. The Tigris instrument was used for testing by blood banks and other clinical laboratories and had the capacity to run 1,000 tests per instrument per day. In response to the Staff’s comment, the Company revised its disclosure in the Amendment to clarify that by “high volume” laboratory, the Company meant laboratories that run 75 to 150 tests per instrument per day. The Company is targeting customers that run 75 to 150 tests per instrument per day, which it considers to be “high-volume” food safety testing laboratories based on the Company’s industry experience, including its discussions and working relationships with leading third-party contract testing laboratories, such as Marshfield Food Safety, LLC and Silliker, Inc.

Our customers and potential customers . . ., page 18

4. Please clarify in this risk factor the actual certification delay that you experienced as mentioned in your response to prior comment 7.

In response to the Staff’s comment, the Company added the requested disclosure to the Amendment.

We depend on certain technologies . . ., page 21

5. Please disclose the “specific conditions” that allow a licensor to terminate a material license.

In response to the Staff’s comment, the Company clarified the disclosure in the Amendment.

Claims that our molecular assays and instruments . . ., page 23

6. We note your response to prior comment 10; however, from your disclosure that you believe you have sublicensed the rights or could obtain a license, it remains unclear whether you believe you have the rights to the technology you use. Please clarify.

In response to the Staff’s comment, the Company clarified the disclosure in the Amendment.

Brian Soares

April 30, 2014

Results of Operations, page 50

7. Please expand the last paragraph of your response to prior comment 13 to provide us your analysis of how investors will know from your current disclosure the extent to which increased sales are from increased use of previously existing assays or sales of new assays.

The Company respectfully advises the Staff that its current portfolio of Atlas Detection Assays already addresses 98% of the pathogen testing volume. As a result, the Company does not expect the launch of new assays in the future to drive significant revenue growth. The Company respectfully advises the Staff that it expects that any increase in revenue from the sale of Atlas Detection Assays in the future will be driven primarily by increased commercial instrument placements. In response to the Staff’s comment, the Company has added disclosure to the Amendment.

Stock-Based Compensation, page 57

8. We note your response to prior comment 15. However, your disclosure continues to indicate that the prices were based upon the third-party valuation, while your response suggests that the board determined the prices and in doing so considered the third-party valuation. Please clarify

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to clarify that the board of directors made the fair value determinations with the assistance and upon the recommendation of management after considering numerous factors, including business progress and developments at the Company, market conditions and independent third-party valuations.

Business, page 65

9. We note your response to prior comment 21; however, your registration statement, when filed, should include the consent of the AOAC and the consent of the consultant to whom you attribute the study results that you disclose. Please also name the third-party consultant.

Brian Soares

April 30, 2014

The Company respectfully advises the Staff that the Company seeks AOAC certification of its products in order to enhance the marketability of its products to its customers. As described in the Registration Statement, based on the Company’s industry experience, the Company believes most food processors and testing laboratories require validation by an independent third party, such as the AOAC Research Institute, prior to adopting a new testing method. As a result, prior to commercially launching a new product, the Company pursues AOAC certification of such product. In order to receive AOAC certification, which is similar to certification by the International Standards Organization, or ISO, the Company must submit method validation studies for its products to the AOAC. The AOAC then completes a peer review of the method validation studies that the Company prepares and submits to the AOAC. The AOAC does not prepare its own validation studies. As noted in Comment 10 below, the Company revised the disclosure in the Amendment to clarify that the Company prepares its own method validation studies for its products, which the Company then submits to the AOAC for purposes of obtaining AOAC certification of its products. The Company neither portrays the AOAC as an expert with respect to the Registration Statement, nor presents the data summarized in the Registration Statement as the report or opinion of an expert. In response to the Staff’s comment, the Company further revised the disclosure in the Amendment to clarify that the data presented was not prepared by the AOAC and is not attributable to the AOAC. As a result, the Company does not believe that a consent from the AOAC is required to be filed under Securities Act Rule 436.

In addition, the Company respectfully advises the Staff that the workflow efficiencies studies discussed on page 76 of the Registration Statement were conducted as part of the Company’s sales and marketing efforts. Specifically to demonstrate the value of its products to potential customers, the Company hired a third–party contractor to collect data on the Company’s behalf with respect to labor time per sample, process steps per sample and manual touches per sample through observing operators at a customer laboratory conduct tests using such customer’s existing PCR-based testing method and then conducting the same tests using the Atlas instrument and Atlas Detection Assays. At the Company’s direction, the third-party contractor then aggregated and prepared a report of the results of such data. The Company included a summary of this data in its Registration Statement. The Company neither portrays such third-party as an expert with respect to the Registration Statement, nor presents the data summarized in the Registration Statement as the report or opinion of an expert. The Company submits that the related information contained in the prospectus is not based on an expert study or report. In response to the Staff’s comment, the Company further revised the disclosure in the Amendment to clarify that the data presented was part of a Company-sponsored study and therefore it is not attributable to any expert.

Brian Soares

April 30, 2014

Our Atlas Detection Assay Performance, page 75

10. We note your response to prior comment 20. If true, please revise your references to studies submitted to AOAC throughout the prospectus to make clear that you are referring to your own studies. For example, where you say that accuracy was “demonstrated in studies submitted to the AOAC for purposes of certifying…”, please clarify if true that you are referring to studies you conducted and remove any implication that you are referring to third-party or independent studies.

In response to the Staff’s comment, the Company revised the disclosure in the Amendment to clarify that the Company prepared these validation studies.

Collaborate with food safety . . ., page 78

11. Please disclose the substance of your response to prior comment 22 that neither you nor the USDA has any financial obligation to the other party, and that you have no collaboration agreement with the FDA. Also:

•	if the USDA did not purchase your system, please clarify this section accordingly, and

•	if the FDA and USDA are not marketing your products, please revise your disclosure that you are “working with the FDA and the UDSA to drive adoption of Atlas Detection Assays…” to remove any implication to the contrary

In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to clarify that it is working with the FDA and USDA to drive adoption by the FDA and USDA of its Atlas solution for use by the FDA and USDA in routine regulatory testing. In addition, the Company revised the disclosure in the Amendment to indicate that the Company placed an instrument with the USDA under a non-commercial arrangement to allow the USDA to validate the Company’s Atlas instrument and Atlas Detection Assays for use in the USDA’s routine regulatory testing.

Competitors, page 80

12. Please disclose clearly the substance of your response to prior comment 23 that competitors offer a range of testing capabilities that is broader than yours.

In response to the Staff’s comment, the Company revised the disclosure in the Amendment.

Brian Soares

April 30, 2014

Collaborations and Licenses, page 81

13. Please reconcile your response to prior comment 24 with section 5.12 of the schedule of exceptions to exhibit 10.15.

The Company respectfully notes that the analysis applicable to determining whether an agreement is material for purposes of Regulation S-K Item 601(b)(10) is different from the analysis applicable to determining whether an agreement should be included in the schedule to the Company’s loan agreement. The Company notes that Schedule 5.12 to the loan agreement required disclosure of any inbound licenses or other agreements, the failure, breach, or termination of which could reasonably be expected to cause a material adverse effect (as defined in the loan agreement) or prohibits or otherwise restricts the Company from granting the lender a security interest in such license or agreement or any other property. In addition, the Company respectfully advises the Staff that the Company included additional licenses in the schedules to its loan and security agreement for purposes of diligence and allocating contractual risk between the Company and its lender, notwithstanding the Company’s determination that such licenses were not material to its business as presently conducted and did not constitute material contracts which the Company would be required to file pursuant to Regulation S-K Item 601(b)(10).

Specifically, the Company believes it is not required to file the License Agreement by and between the Company and Qualigen, Inc., dated as of September 10, 2009, pursuant to which the Company purchased a fully-paid, royalty-free license. The agreement relates to a technology, which is not used in the Company’s Atlas instrument or Atlas Detection Assays or in any of the Company’s research and development programs. As a result, the Company determined the agreement was not material to its business.

The Company believes it is not required to file the License Agreement by and between the Company and PHRI Properties, Inc., dated as of September 10, 2009, pursuant to which the Company purchased a fully-paid, royalty-free license. The agreement relates to a technology, which is not used in the Company’s Atlas instrument or Atlas Detection Assays or in any of the Company’s research and development programs. As a result, the Company determined the agreement was not material to its business.

The Company believes it is not required to file the Partial Assignment and Assumption and Consent Agreement, by and between the Company and Abbott Molecular Inc., pursuant to which the Company purchased a fully-paid, royalty-free license to a certain Abbott patent in September 2009, as an exhibit to the Registration Statement, because the agreement was entered into in September 2009, which was more than two years prior to the filing of the Registration Statement, and was fully performed prior to the filing of the Registration Statement.

Brian Soares

April 30, 2014

The Company believes it is not required to file the License Agreement, by and between the Company and Oracle America, Inc. dated December 31, 2010, because the agreement was made in the ordinary course of the Company’s business, none of the Company’s directors, officers, promoters, voting trustees, security holders named in the Registration Statement, or underwriters are parties to the agreement and the Company’s business is not substantially dependent on this agreement. Pursuant to the terms of the License Agreement with Oracle, the Company purchased a license to and implemented one of Oracle’s enterprise resource planning software applications. The Company uses this software application to run its finance, human resource, supply chain and other business processes. In the event that the License Agreement with Oracle was terminated, the Company would be able to find an alternate enterprise resource planning software vendor, such as SAP.

The Company licenses patents covering sequences of the E coli O157:H7 assay pursuant to the terms of the License Agreement, by and between the Company and Wisconsin Alumni Research Foundation dated September 30, 2011, which the Company has the right to terminate for any reason on 90 days’ notice. The Company determined that this license agreement is not material because the licensed technology is not necessary for the commercialization of its E coli O157:H7 assay and the milestone payments and minimum annual royalty obligations are not material to the Company’s financial condition or results of operations.

The Company licenses methods and compositions used for the detection of the bacteria of the genus Salmonella and specifically to molecular discrimination of salmonella serotypes pursuant to the terms of the License Agreement, by and between the Company and Texas Tech University System dated August 8, 2013, which the Company has the right to terminate for any reason on 90 days’ notice. The agreement relates to methods and compositions, which are not used in the Company’s Atlas instrument or Atlas Detection Assays. The methods and compositions relate to potential products that the Company is developing and may launch after 2016. Furthermore, the milestone payments and minimum annual royalty obligations are not material to the Company’s financial condition or results of operations. As a result, the Company determined the agreement was not material to its business.

License Agreement from Gen-Probe, page 81

14. Please expand your response to prior comment 26 to tell us the extent to which Gen-Probe has granted rights under agreements existing as of the effective date to parties that do or can compete with you. Also, tell us the extent to which Gen-Probe’s existing products compete with yours.

Brian Soares

April 30, 2014

In response to the Staff’s comment, the Company revised the disclosure in the Amendment. The Company notes that the Gen-Probe license is exclusive with respect to these industrial testing applications identified in the Registration Statement, except for the following rights retained by Gen-Probe: (i) rights granted by Gen-Probe under agreements existing as of the effective date of the license, which do not affect the Company’s ability to manufacture and commercialize its products, (ii) Gen-Probe’s right to continue to commercialize several specific assay products in existence as of the date the license was executed, and (iii) the Company’s rights as to infection control applications, which are non-exclusive except with respect to certain CUDA patents, none of which the Company believes present a competitive threat. The Company notes that Gen-Probe develops, manufactures and markets molecular diagnostic products and services that are used primarily to diagnose human diseases, screen donated human blood, and ensure transplant compatibility. Gen-Probe’s products are used in clinical applications, and except for the right to commercialize several specific assay products in existence as of the date the license was executed, which the Company does not believe presents a competitive threat, Gen-Probe is prohibited from entering into the food safety testing market pursuant to the terms of the license agreement.

15. We note your response to prior comment 28. Please clarify the effect of the patents that expire in 2014. Also, please tell us the effect of the patents that expire in the next five years.

The Company respectfully advises the Staff that the Gen-Probe license agreement grants rights under numerous patents covering various aspects of Gen-Probe’s molecular diagnostic technologies, spanning from detection chemistries and methods, to mechanical systems, parts and test methods used in the diagnostic systems and assays, and improvements. The license does not list the patents that are covered by the license, and the Company has not analyzed the substantial Gen-Probe patent estate on a field-by-field, expiration date-by-expiration dates basis, and does not believe it is required to do so. These patents were issued over the course of many years and will expire on a rolling basis from the present through 2030. The Company does not believe that any of the patents expiring within the next five years will have a material impact on its ability to protect its core technologies from copying by its competitors.

16. Please clarify your statements regarding exclusivity of your license, given statements like in the title to exhibit D to exhibit 10.20.

In response to the Staff’s comment, the Company clarified the disclosure in the Amendment.

Brian Soares

April 30, 2014

Series C Preferred Stock Financing, page 109

17. Please describe the special mandatory conversion mentioned on pages F-22 and F-26, including the extent to which the related party’s shares were converted for not participating in subsequent financing.

In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment.

Item 15. Recent Sales of Unregistered Securities, page II-2

18. Please disclose the date of the transactions, including the transactions in the first paragraph on page II-3. Ensure that your disclosure in this section is reconcilable to the information on page F-5.

In response to the Staff’s comment, the disclosure in the Amendment has been revised. The Company respectfully advises the Staff that the 292,414 shares of Series A preferred stock and Series A-1 preferred stock outstanding after the reverse split in October 2013 included 121,296 shares of Series A preferred stock and Series A-1 preferred stock that were issued prior to January 1, 2011.

Exhibits

19. Please provide us your analysis of whether you must file the Teknika Agreement mentioned in exhibit 10.20, the consent mentioned in section 17 of exhibit C to exhibit 10.20, and the consent mentioned in section 15 of exhibit D to exhibit 10.20. Also, please provide us your analysis of whether you should file the contribution agreement for investors to understand the scope of the assets mentioned in section 1.26 to exhibit 10.20

The Company believes it is not required to file that certain Non-Assertion Agreement, dated February 7, 1997, by and between Gen-Probe and bioMerieux B.V. (formerly Organon Teknika B.V.), as amended, or the Teknika Agreement. The Teknika Agreement relates to a technology, which is not used in the Company’s Atlas instrument or Atlas Detection Assays or in any of the Company’s research and development programs. The Company has no plans to develop products using the technology to which bioMerieux has rights and which Gen-Probe agreed not to practice pursuant to the terms of the Teknika Agreement. As a result, the Company determined the agreement was not material to its business.

Brian Soares

April 30, 2014

The Company respectfully advises the Staff that the assignment provisions in the agreements filed as Exhibits C and D to Exhibit 10.20 were not applicable because the Company obtained sublicenses to the agreements filed as Exhibits C and D to Exhibit 10.20.

The Company respectfully advises the Staff that the filing of the contribution agreement is not necessary to understand the scope of the intellectual property rights licensed by Gen-Probe to the Company. The assets addressed in the contribution agreement related primary to the CUDA instrument and related nucleic acid tests and consumables, which are not relevant to the Company’s business as presently conducted. Since the original spin-out in 2009, the Company decided to build its business around the Atlas system, to which it has rights pursuant to the terms of the license agreement filed as Exhibit 10.20.

The Company further notes that it believes it is not required to file the contribution agreement pursuant to Regulation S-K Item 610(b)(10) because the Company entered into the contribution agreement in September 2009, more than two years prior to the filing of the Registration Statement, and the contribution agreement was fully performed prior to the filing of the Registration Statement.

Very truly yours,

Steven M. Skolnick

SMS:slf

23469/19

4/30/14 29474013.3

cc:	Steven T. Sobieski